SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number

000-20355

Costco 401(k) Retirement Plan

999 Lake Drive

Issaquah, Washington 98027

(full title and address of plan)

Costco Wholesale Corporation

999 Lake Drive

Issaquah, Washington 98027

(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(k) RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

COSTCO 401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Benefits Committee

Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Costco 401(k) Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Seattle, Washington

June 17, 2005

COSTCO 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
Registered investment company funds:
American Growth Fund of America	$36,265,249	$20,120,545
American New Perspective Fund	36,719,862	23,813,312
Vanguard Asset Allocation Fund	37,884,765	25,801,405
Davis New York Venture Fund	54,261,695	36,960,889
T. Rowe Price Small Cap Stock Fund	78,046,325	49,484,288
T. Rowe Price Spectrum Income Fund	136,617,494	111,981,234
T. Rowe Price Mid-Cap Growth Fund	202,817,254	142,975,819
T. Rowe Price Equity Index Fund	82,564,433	60,638,236
T. Rowe Price International Stock Fund	23,293,131	15,099,944
Common commingled trust fund:
T. Rowe Price Stable Value Fund	486,587,851	422,122,372
Costco Wholesale Corporation common stock	705,276,743	525,754,944
Participant loans	106,994,604	82,443,478

Total investments	1,987,329,406	1,517,196,466

Cash	402,677	1,442,538

Contributions receivable:
Employer	105,934,588	93,558,545

Net assets available for plan benefits	$2,093,666,671	$1,612,197,549

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Net investment income:
Net appreciation in fair value of investments:
Shares of registered investment company funds	$62,392,253	$96,104,985
Common stock	165,325,016	128,244,434
Interest	5,972,440	5,646,939
Dividends	39,029,757	24,687,077

Total net investment income	272,719,466	254,683,435

Contributions to the Plan:
Employee	142,287,240	122,410,007
Employer	129,515,555	115,079,082

Total contributions	271,802,795	237,489,089

Interplan transfer	—	(4,858)
Distributions to participants	(63,053,139)	(40,963,646)

Net increase in net assets available for plan benefits	481,469,122	451,204,020
Net assets available for plan benefits, beginning of year	1,612,197,549	1,160,993,529

Net assets available for plan benefits, end of year	$2,093,666,671	$1,612,197,549

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Participants in the Plan are employees of Costco Wholesale Corporation (the “Company”).

The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(a)	Eligibility

The Plan allows certain employees over 18 years of age to make salary deferral contributions and receive matching contributions commencing the first day of the month following the completion of 90 days of employment. Participants are eligible for the Company’s discretionary contribution after completion of one year of service, 1,000 hours worked in the previous 12 months, and attaining the age of 18.

(b)	Employee Contributions

Each year, participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (“IRS”). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

(c)	Employer Contributions

All Company contributions are made in cash, and invested in accordance with investment selections already made by participants. If no selection has been made, the contribution is defaulted to the T. Rowe Price Stable Value Fund. Employer contributions are allocated based on an employee’s classification as either a California Union Employee or an Other than California Union Employee.

(1)	Other than California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer matching contribution of $500 per year.

The Company may also contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. The discretionary contribution ranged from 3% to 9% of compensation based on years of service and was approved for the years ended December 31, 2004 and 2003 totaling $109.2 million and $95.6 million, respectively.

(2)	California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer matching contribution of $250 per year.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Company also makes a contribution to all eligible plan participants employed on the last day of the plan year based upon hours worked during the plan year, up to a maximum of 80 hours per pay period (bi-weekly). Participants who reach their fifth anniversary up to their ninth anniversary receive $0.20 per hour. Participants who reach or exceed their tenth anniversary receive $0.30 per hour. Effective January 1, 2004, participants with less than five years of service receive $0.05 per hour.

(d)	Participants’ Accounts

Participants’ accounts are valued on a daily basis based on quoted market prices. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer-matching and discretionary contributions is based on years of service, according to the following schedule:

Years of service	Percentage vested
Less than 2	0%
2-3	20
3-4	40
4-5	60
5 or more	100

(f)	Forfeitures

During 2004 and 2003, forfeitures of $2,000,000 and $2,000,000, respectively, were used to reduce the employer contributions to the Plan. Forfeitures without benefit of investment gains or losses can be restored to a participant’s account if the participant is re-employed by the Company prior to the expiration of five years of consecutive breaks in service and repays the full dollar amount distributed because of the termination within five years of the re-employment date. As of December 31, 2004 and 2003, forfeitures of approximately $2.8 million and $2.3 million, respectively, had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the statements of net assets available for plan benefits. T. Rowe Price is the trustee for all investments, serves as investment manager for certain registered investment company and common commingled trust funds, and provides recordkeeping of all participant accounts. Amounts may be temporarily invested in a cash account prior to investment in Costco Wholesale Corporation common stock.

Participants may change their investment options and transfer amounts between funds daily.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

As amended on August 1, 2004 to the Plan restated as of January 1, 2004, the portion of the Plan invested in employer stock is designated as an ESOP and stock bonus plan. Dividends on the employer stock may either be reinvested in the employer stock or distributed to participants. During 2004, dividends totaling approximately $6,000 were distributed to participants.

(h)	Distributions

Upon termination of employment, total disability, or death, the vested interest in a participant’s account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a six-month period.

(i)	Participant Loans

A participant may borrow the lesser of $50,000 or 45% of his or her vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. However, only the participant’s pre-tax contribution, rollover, and Company matching amounts are eligible to borrow against, with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on Bank of America prime rate plus 1% for a primary residence loan and prime rate plus 2% for a standard loan on the last day of the calendar quarter in which the loan was made. The rates at December 31, 2004 and 2003 ranged from 5% to 11.5%. The loans have various maturity dates, through December 2019.

(j)	Plan Administrator

The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

(k)	Administrative Expenses

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are netted against net investment income.

(l)	Interplan Transfers

Interplan transfers during 2003 represent the net amount of participant account balances transferred during the year to the Puerto Rico Plan from the Plan. There were no interplan transfers during 2004.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value. Registered investment company and common commingled trust funds, and Costco Wholesale Corporation common stock are valued based on quoted market prices. Participant loans are valued at cost which approximates fair value. Cash is valued at cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the change in the fair value of assets from one period to the next, and realized gains and losses.

The Plan invests in Company common stock and various registered investment company funds which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

The Stable Value Fund is a common commingled trust fund investing primarily in guaranteed investment contracts (“GICs”) and synthetic GICs. The GICs are fully benefit responsive and are recorded at contract value, which approximates fair value. The effective yield of the fund was 4.4% and 4.74% for the years ended December 31, 2004 and 2003, respectively.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The IRS has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended subsequent to receiving a determination letter. The plan administrator believes that the Plan is designed and was being operated in compliance with the applicable requirements of the IRS.

(5)	Party-in-Interest Transactions

Certain plan investments are shares of registered investment company funds managed by T. Rowe Price. T. Rowe Price is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in company common stock and therefore these transactions qualify as party in interest transactions.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Rescission Offer

In 2005, the Company initiated the process of making an offer to rescind up to 1,326,325 shares of Costco Wholesale Corporation common stock purchased by the Plan from November 16, 2003 through November 15, 2004. The Company is making the rescission offer because the common stock may not have been registered under the federal securities laws in a timely manner. The Plan Administrator does not believe that the rescission offer will have a material impact on the financial statements of the Plan.

(7)	Subsequent Events

Effective January 1, 2005 the Plan was amended requiring that all eligible employees hired after January 1, 2005 be automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise.

Effective February 1, 2005, the Retirement Date funds were added as an investment option and the “age appropriate” retirement date fund was established as the new default investment option.

Effective February 1, 2005, Costco added the Julius Baer International Stock Fund as a replacement fund for the T. Rowe Price International Stock Fund. Effective March 31, 2005 the T. Rowe Price International Stock Fund was removed from the investment options.

Schedule I

COSTCO 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Registered investment company funds
American Funds	Growth Fund of America	$36,265,249
American Funds	New Perspective Fund	36,719,862
Vanguard	Asset Allocation Fund	37,884,765
Davis Funds	New York Venture Fund	54,261,695
* T. Rowe Price	Small Cap Stock Fund	78,046,325
* T. Rowe Price	Spectrum Income Fund	136,617,494
* T. Rowe Price	Mid-Cap Growth Fund	202,817,254
* T. Rowe Price	Equity Index Fund	82,564,433
* T. Rowe Price	International Stock Fund	23,293,131
Common commingled trust fund
* T. Rowe Price	Stable Value Fund	486,587,851
Common stock
* Costco Wholesale Corporation	Common stock	705,276,743
Loans
* Various Participants	Participant loans, with interest rates of 5% to 11.5% maturing through December 2019	106,994,604

		$1,987,329,406

*	Indicates a party-in-interest.

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on this 17th day of June, 2005.

Costco 401(k) Retirement Plan

By:	/s/ JOHN MATTHEWS
John Matthews Senior Vice President Costco Wholesale Corporation